

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2006

Via Facsimile and U.S. Mail
Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece

Re: **Euroseas Ltd.**
              Amendment No. 2 to the Registration Statement on Form F-1
              File no. 333-129144
              Amendment No. 2 to the Registration Statement on Form F-4
              File no. 333-129145
              Filed January 19, 2006

Dear Mr. Pittas:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Form F-1 and F-4

General

1. We note from page 69 of the Form F-4 and page 46 of the Form F-1 that the countries among your frequent ports of call include Sudan, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions. Your Forms F-4 and F-1 do not contain any other disclosure about operations, or potential risks associated with any such operations, associated with Sudan. With a view to disclosure, please address the materiality of your contacts with Sudan. Your response should describe your current, historical and anticipated contacts with Sudan, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

2. In your materiality analysis, please discuss whether your contacts with Sudan constitute a material investment risk for your security holders.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan.

Undertakings

4. Please confirm that you have updated your undertakings to comply with Securities Offering Reform, SEC Release No. 33-8591; effective date December 1, 2005. For example, does new Item 512(a)(5) or 512(a)(6) apply to your transactions?

Exhibit 8.1 Tax Opinion

5.   Please revise or remove the statements that the cited disclosure "accurately states [your] views as to the tax matters discussed therein." Counsel should opine on the tax consequences, not the manner in which they are described.

Form F-1

MD&A, page 26

6.   Please remove your reference to the condition that the SEC declares the registration statement effective.

Item 7. Recent Sales of Unregistered Securities, page II-2

7.   Please confirm that Item 701 of Regulation S-K does not require disclosure of the debt financing you completed in December 2005.

* * * * *

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from

its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton, Staff Accountant at (202) 551-3328, or Lyn Shenk, Assistant Chief Accountant at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3814 with any other questions.

Regards,

Sara W. Dunton
Senior Attorney